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The Aditya Birla Group of India and Tembec sign a Framework Agreement with the Province of New Brunswick regarding the acquisition of the St. Anne Nackawic pulp mill

Temiscaming (Quebec), April 1, 2005 – The Aditya Birla Group of India and Tembec today announced that they have signed a Framework Agreement with the Province of New Brunswick regarding the acquisition of the St. Anne Nackawic pulp mill. The acquisition will be made by a joint venture between Birla and Tembec in which Birla will be the majority partner and Tembec the lead operator.

The Aditya Birla Group was represented by Mr. Sailendra K. Jain, Director of Pulp and Fibre Business and Mr. P.M. Bajaj, Senior Executive of the Aditya Birla Group. Tembec was represented by Mr. Frank A. Dottori, President and Chief Executive Officer.

The announcement came after two weeks of intense negotiation between a small team of senior New Brunswick officials and a similar group representing the joint venture. The Provincial team was lead by Rodney Weston, Chief of Staff for Premier Bernard Lord. Dale Paterson, Executive Vice President and Chief Operating Officer and Mr. S. V. Sharda, Vice President and CFO were the senior AV Cell representatives.

“We are excited by the potential of not only expanding our position in paper and specialty including dissolving pulps, but also increasing our presence in the Province of New Brunswick.” said Mr. Jain. “Our positive experience in Atholville has been based on a solid partnership with Tembec, a well trained and dedicated team in the mill and a positive and supportive business climate here in New Brunswick. We see the same potential for the Nackawic mill and look forward to working with the Province, the community and the workforce to create a stable and competitive site.”

“Birla is also pleased to be furthering its relationship with Tembec. Our experience with dissolving pulps and as a major player in the global viscose staple fibre market will compliment Tembec’s proven abilities as a progressive and effective operator, particularly relative to situations like we see in this case” said Mr. Jain.

Work would begin soon after closing of the transaction on the conversion of the mill to allow it a product mix of paper, dissolving and specialty pulps. This accelerated conversion, along with the support and commitment of the Birla organization were the primary drivers behind the change in position on the Nackawic site by Tembec according to Frank Dottori, President and CEO of Tembec.

“The presence and support of the Birla organization as a partner in this facility was absolutely key in this change of position on how Tembec views the restart of the mill. We have had an extremely constructive and positive relationship with Birla at our existing AV Cell partnership in Atholville” said Mr. Dottori.

In addition to the financial support and commitment of Birla, Tembec’s view of the project was favourably influenced by the decision to accelerate the conversion of the mill to specialty and dissolving pulp grades, as well as maintaining its current capability as a producer of hardwood pulp for paper grades.

“This accelerated ability to be able to move the mill away from the vagueries of the hardwood pulp business and into these other grades made it possible for Tembec to take another look at this opportunity. As a mill producing hardwood paper grade pulp, it would be difficult for this mill to attain and maintain a position of cost competitiveness against the large scale, low cost South American producers” said Mr. Dottori.

The Framework Agreement signed today provides the guidelines for the development of the final agreements and working relationships. It is expected that these details will be worked out in the next several weeks and that site preparation, plant rehabilitation and training can be completed through the summer and early fall to allow a restart of the mill by October or November.

“While there are a number of issues to finalize, we are extremely hopeful that these can addressed in the next few weeks” said Mr. Jain.

When Tembec’s initial decision not to pursue the St. Anne acquisition was announced on March 8, Mr. Dottori had been very complimentary of the manner in which the Provincial officials involved had conducted themselves. He again commented on this, a sentiment echoed by Mr. Jain. “Both negotiating teams are to be complimented. As with the previous effort, the Provincial officials with whom we dealt conducted themselves in a manner that should be a model for governments anywhere. They were principled, straightforward, realistic and tough” said Mr. Dottori. “We would like to thank Premier Lord in particular for the role that he played in helping to resolve some key final points. His involvement and the commitment of his representatives was critical to this outcome.”

“As positive and exciting as today’s announcement is, it is important for all parties involved to recognize three things. First, there is much to be done before the mill can get back into production. Second, the mill will need to be converted to produce a more diverse product mix of specialty pulps. This will involve capital investment in plant and equipment and a parallel investment in the training of people. Third, and perhaps most important, it will be critical for this business to achieve excellence in both cost and quality if it is to be able to compete in a world of liberalized trade and intense competition.” said Mr. Jain.

“All parties here today must be prepared to work together to overcome these challenges” concluded Mr. Jain.

The Aditya Birla Group has a turnover exceeding $6 billion US (as at March 31, 2004) and is one of the largest business houses in India. It enjoys a leadership position in all the sectors in which it operates including cement, non-ferrous metals, carbon-black, and pulp and fibre. The group has 66 manufacturing operations in eight countries around the world including India, Thailand, Indonesia, Malaysia, the Philippines, Australia, China, Egypt and Canada. It is reckoned as India’s first multinational corporation. The group is anchored by 72,000 employees and has over 700,000 shareholders with an asset base of over $6 billion US. Additional information is available at www.adityabirla.com

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information is available at www.tembec.com

Contacts:	Pierre Brien Vice President, Communication and public Affairs Tembec Inc. Tel.: (819) 627-4387

S. V. Sharda Vice President and CFO AV Cell Inc. Tel.: (506) 759-4164